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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                          NORRIS COMMUNICATIONS CORP.
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                                (Name of issuer)

                              COMMON STOCK, n.p.v.
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                         (Title of class of securities)

                                  656-37E10-3
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                                 (CUSIP number)

      Samuel M. Krieger, Esq., 319 Fifth Avenue, New York, New York 10016
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                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 July 28, 1997
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            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be file with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


              (Continued on following pages) (Page 1 of 5   Pages)




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    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 65637E10-3                  13D             Page   2   of   5   Pages
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  [       ]

             GROSS FOUNDATION, INC.
             EIN No. 11-3006419

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                       (b) / /

3    SEC USE ONLY

4    SOURCE OF FUNDS*
                          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
                          New York

NUMBER OF      7    SOLE VOTING POWER
SHARES                    3,410,662

BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY

EACH           9    SOLE DISPOSITIVE POWER
REPORTING                 3,410,662

PERSON WITH    10   SHARED DISPOSITIVE POWER

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          3,410,662

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          6.26%

14   TYPE OF REPORTING PERSON*
                          Company

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                                                      Page   3   of   5   Pages
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ITEM 1.   Security and Issuer
                   NORRIS COMMUNICATIONS CORP.
                   12725 Stowe Drive, Poway, California 92064
                   Common Stock, n.p.v.

ITEM 2.   Identity and background:

          Reporting Entity

          a.       Gross Foundation, Inc.
          b.       1660 49th Street, Brooklyn, New York 11204
          c.       State of Organization: New York
                   Principal Business: Charitable Foundation
          d.       None
          e.       None

          Name of Executive officers and principal members of Reporting Entity

          a.       Chaim Gross - President
          b.       1660 49th Street, Brooklyn, New York 11204
          c.       Investment
          d.       None
          e.       None
          f.       USA

          a.       Faige Gross - Secretary
          b.       1660 49th Street, Brooklyn, New York 11204
          c.       Housewife
          d.       None
          e.       None
          f.       USA

          a.       Dov Gross - Vice President
          b.       1660 49th Street, Brooklyn, New York 11204
          c.       Investment
          d.       None
          e.       None
          f.       USA

ITEM 3.   Source and Amount of Funds or Other Consideration
          Working capital of Gross Foundation, Inc. and exercise of Warrants

ITEM 4.   Purpose of Transaction

          The Shares deemed to be beneficially owned by the Reporting Entity were acquired

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                                                      Page   4   of   5   Pages
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for, and are being held for, investment purposes. The Reporting Entity has no plan or proposal that related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.   Interest in Securities of Issuer

          a. & b. As of August 20, 1997 the Reporting Entity is deemed to be the beneficial owner of 3,410,662 Shares. Based on the information supplied by the Issuer's Transfer Agent, as of August 20, 1997, there were 54,413,403 Shares outstanding. Therefore, the Reporting Entity is deemed to beneficially own
6.26% of the outstanding Shares. The Reporting Entity has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it is deemed to beneficially own.

          c. The shares of Common Stock were issued pursuant to a Warrant Agreement dated June 7, 1996, a copy of which is filed as Exhibit 4.9 to Form 8-K dated April 5, 1996. As at the date hereof, the Reporting Entity owned $815,000 in unexercised warrants but the Reporting Entity believes that there are not sufficient authorized but unissued shares available to effect exercise of such warrants.

          Recent transactions by the Reporting Entity are as follows:

          From July 16, 1997 to August 6, 1997, the Reporting Entity sold 637,174 Shares at prices ranging from $.15625 to $.1875.

          d.   N/A
          e.   N/A

          None of the officers of Gross Foundation, Inc. own any shares of the Issuer.

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                                                      Page   5   of   5   Pages
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ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         None

ITEM 7.  Material to be filed as Exhibits



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                August 21, 1997
                                                ------------------------------
                                                [Date]

                                                GROSS FOUNDATION, INC.

                                                By: /s/
                                                    --------------------------
                                                    CHAIM GROSS
                                                    Title:  President
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         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.